Exhibit 21

LISTING OF MAJOR SUBSIDIARIES
12/31/2005

Motorola Industrial Ltda.	Brazil
Motorola Canada Limited	Canada
Hangzhou Motorola Cellular Equipment Co. Ltd.	China
Motorola (China) Electronics Ltd.	China
Motorola (China) Investment Ltd.	China
Motorola G.m.b.h.	Germany
Motorola Asia Limited	Hong Kong
Motorola India Private Limited	India
Motorola Israel Ltd.	Israel
Motorola South Israel Limited	Israel
Motorola Israel N.W.	Israel
Motorola Japan Limited	Japan
Motorola Technology Sdn. Bhd.	Malaysia
Motorola Electronics Sdn. Bhd.	Malaysia
Motorola Asia Treasury Pte. Ltd.	Singapore
Motorola Electronics Pte. Limited	Singapore
Motorola Trading Center Pte. Ltd.	Singapore
Motorola Electronics Taiwan, Limited	Taiwan
Motorola Finance EMEA Limited	UK
Motorola Limited	UK
General Instrument Corporation	US
River Delta Networks, Inc.	US
Synchronous, Inc.	US
Network Ventures I, Inc.	US
Motorola Credit Corporation	US